SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 31, 2017	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: April 3, 2017

Exhibit 99.1

China Distance Education Holdings Limited Announces Restructuring of Zhengbao Yucai

BEIJING, China, March 31, 2017 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that it has signed a definitive agreement to sell its 80% equity interest in Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”) to its controlled associate company, Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”) for a total consideration of RMB221 million ($32.0 million) (the “Restructuring”). The Restructuring is an all-cash transaction, and is expected to close in the third quarter of fiscal 2017, subject to the satisfaction of customary closing conditions and the approval of the National Equities Exchange and Quotations.

In consideration of the Restructuring being a related party transaction for the Company, the Board of Directors of the Company (the “Board”) (i) appointed a special committee of the Board composed solely of independent directors (the “Special Committee”) to evaluate and review the key terms of the Restructuring, and (ii) authorized the Special Committee to retain legal counsel and a financial advisor to advise the Special Committee on the proposed Restructuring. The Special Committee, after reviewing the terms of the Restructuring and considering relevant factors and advice from its advisors, determined that such terms were fair to the Company and recommended to the Board to approve the Restructuring.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “Xiamen NetinNet is a leading learning simulation software provider specializing in providing practical accounting-related learning solutions for China’s college market, while Zhengbao Yucai operates in China’s college market as well, offering business start-up training courses mainly to university students.” Mr. Zhu added, “The Restructuring is aimed at enhancing our operating efficiency and better positioning our overall business for future growth, by enabling our U.S. listed company to primarily focus on the professional education market, while Zhengbao Yucai focuses on the college education market. In addition, the Restructuring will significantly increase the cash reserves of our U.S. listed company, which could be used for future planning and development.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company and Zhengbao Yucai may not realize the anticipated benefits of the Restructuring. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About Xiamen NetinNet Software Co., Ltd.

Founded in 2005, Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”) provides learning simulation software tailored for China’s college market, and offers a suite of accounting-related learning products. With more than 1,500 college customers across China utilizing its simulation learning platform, Xiamen NetinNet is one of the leading providers of practical accounting-related learning solutions in China’s college market. Among Xiamen NetinNet’s college customers are leading Chinese universities, including Peking University, Renmin University of China, Xiamen University, Dongbei University of Finance & Economics, and Sun Yat-Sen University.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Investor Relations Department	Brandi Piacente
Tel: +86-10-8231-9999 ext 1805	Tel: +1 212-481-2050
Email: IR@cdeledu.com	Email: dl@tpg-ir.com